EXHIBIT 99

CONECTIV PRO FORMA FINANCIAL STATEMENTS - GENERATION ASSET SALE

General

In 1999, the electric utility businesses of Delmarva Power & Light Company (DPL) and Atlantic City Electric Company (ACE) were restructured pursuant to legislation enacted in Delaware, Maryland and New Jersey and orders issued by the Delaware Public Service Commission (DPSC), Maryland Public Service Commission (MPSC), and New Jersey Board of Public Utilities (NJBPU). The restructurings of the electric utility businesses of DPL and ACE are discussed in Conectiv's 2001 Annual Report on Form 10-K in Notes 1, 7, 10, 11 and 15 to the Consolidated Financial Statements, included in Item 8 of Part II.

In connection with electric utility industry restructuring and Conectiv's "mid-merit" strategy, as discussed under "Mid-Merit Electric Generation" in Management's Discussion & Analysis of Financial Condition and Results of Operations of Conectiv's 2001 Annual Report on Form 10-K, Conectiv has altered the focus of its electric generation operations by building new "mid-merit" electric generating plants and selling electric generating plants designed to serve baseload demand.

Electric Generating Plants Sold During 2001

As discussed in Note 13 to the Consolidated Financial Statements included in
Item 8 of Part II of Conectiv's 2001 Annual Report on Form 10-K, on June 22, 2001, the ownership interests of DPL and another Conectiv subsidiary in plants and related inventory that had a net carrying value of $310.8 million and electric generating capacity of 1,080.8 megawatts (MW) were sold to NRG Energy, Inc. (NRG) for cash proceeds of approximately $641.7 million, subject to final adjustments for inventory and other items. A gain of $297.1 million before taxes ($175.0 million after taxes or $2.12 per share of common stock) resulted from these sales and is included in operating revenues in the 2001 Consolidated Statement of Income.

Also, on October 18, 2001, ACE sold for $29.6 million its 7.51% (164 MW) interest in Peach Bottom Atomic Power Station (Peach Bottom), 7.41% interest (167 MW) in Salem Nuclear Generating Station (Salem) and 5.0% interest (52 MW) in Hope Creek Nuclear Generating Station (Hope Creek) and the related nuclear fuel to the utilities that operate the plants. ACE's trust funds and obligation for decommissioning the plants were transferred to the purchasers in conjunction with the sale. The net assets sold had a carrying value of $27.3 million, which reflects a write-down in 1999 related to discontinuing Statement of Financial Accounting Standards No. 71, "Accounting For the Effects of Certain Types of Regulation" (SFAS No. 71). ACE used $20.5 million of the proceeds to repay the lease obligations related to the nuclear fuel. There was a $2.4 million pre-tax gain on the sale, which did not affect earnings due to the terms of the 1999 restructuring of the electricity generation business of ACE; instead, the pre-tax gain on the sale decreased the balance of deferred recoverable stranded costs.

Agreements for Sale of Electric Generating Plants

As discussed in Note 13 to the Consolidated Financial Statements included in
Item 8 of Part II of Conectiv's 2001 Annual Report on Form 10-K, as of December 31, 2001, ACE's fossil fuel-fired electric generating plants (Deepwater Station, Conemaugh and Keystone Stations and B.L. England Station) were under agreements for sale to NRG for approximately $178 million (before adjustments for inventories, expenses, and other items). The plants to be sold have electric generating capacity of 740 MW, and as of December 31, 2001, the carrying value of the plants was approximately $111 million. Due to the terms of ACE's electric utility restructuring in 1999 and expected sales proceeds, (i) the loss expected to be realized on the sale of the Deepwater Station was included in the extraordinary charge to earnings in 1999, (ii) the loss expected to be realized on the sale of the B.L. England Station is included in recoverable stranded costs, and (iii) any net gain that may be realized on the sale of ACE's interests in Conemaugh and Keystone Stations is expected to reduce the amount of stranded costs to be recovered from ACE's utility customers.

Description of Pro Forma Financial Information

The following consolidated financial statements for Conectiv are filed with this
Exhibit:

   o   Unaudited Pro Forma Consolidated Balance Sheet at December 31, 2001, and

   o   Unaudited Pro Forma 2001 Consolidated Statement of Income.

The following major assumptions were made in preparing these pro forma financial statements:

   o For purposes of the Pro Forma Consolidated Balance Sheet, (i) ACE's fossil fuel-fired electric generating plants that are subject to the agreements for sale, as discussed in Note 13 to the Consolidated Financial Statements included in Item 8 of Part II of Conectiv's 2001 Annual Report on Form 10-K, were assumed to be sold as of December 31, 2001, and (ii) the proceeds from the sale of ACE's fossil fuel-fired electric generating plants were assumed to be used to repay short-term and long-term debt, after considering expected debt retirement costs and tax payments on the gain on the sale of the electric generating plants.

   o For purposes of the Pro Forma 2001 Consolidated Statement of Income, the following sales and expected sale were assumed to have occurred on January 1, 2001: (i) the sale of the ownership interests of DPL and another Conectiv subsidiary on June 22, 2001 in electric generating plants (1,080.8 MW), (ii) the sale of ACE's ownership interests in nuclear electric generating plants (383 MW) on October 18, 2001, and
       (iii) the expected sale of ACE's fossil fuel-fired electric generating plants (740 MW), which were under agreements for sale as of December 31, 2001. As a result, expenses related to the electric generating plants that were assumed to be sold were eliminated for the period of operations during 2001.

   o To replace the kilowatt-hours produced by the electric generating plants that were assumed to be sold, replacement energy and capacity were assumed to be purchased from the PJM Interconnection, L.L.C. (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on average PJM capacity rates.

   o Under its rates for electricity supplied to utility customers, ACE was assumed to be permitted to earn a return on the stranded costs resulting from the power plant sales and to no longer earn a return on the power plants sold.

   o Revenues which resulted from the Wholesale Transaction Confirmation Letter Agreements during 2001, as discussed in Note 13 to the Consolidated Financial Statements included in Item 8 of Part II of Conectiv's 2001 Annual Report on Form 10-K, were assumed not to have been earned due to the assumption that the nuclear power plants were sold on January 1, 2001.

   o The net pro forma gain from the sale of ACE's fossil fuel-fired electric generating plants was primarily recorded as a reduction to recoverable stranded costs. A gain on the Deepwater electric generating plant (primarily due to depreciation subsequent to the 1999 write-down associated with discontinuing the application of SFAS No. 71 to ACE's electric generation business) and the recognition of unamortized deferred investment tax credits were credited to retained earnings.

   o An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the Pro Forma 2001 Consolidated Statement of Income.

These Pro Forma Consolidated Financial Statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale of generation assets or other related transactions occurred on the dates of the period presented, or which may result in the future. Further, these Pro Forma Consolidated Financial Statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.

Description of Pro Forma Adjustments

The Unaudited Pro Forma Consolidated Statement of Income and Balance Sheet filed with this Exhibit reflect the following adjustments:

Adjustments to the Consolidated Statement of Income

1. A net decrease in "Electric revenues" due to (i) no revenues from the operations of the deregulated electric generating units, and (ii) no revenues earned under the "Wholesale Transaction Confirmation Letter Agreements" from ACE's interests in the nuclear electric generating plants.

2. An increase in "Electric fuel and purchased energy and capacity" primarily because the cost increase from Conectiv's subsidiaries purchasing all energy and capacity requirements to meet their retail load exceed the cost decrease from no longer purchasing fuel for the electric generating units.

3. Decreases in other operating expenses as a result of the assumed sales of certain electric generating plants as of January 1, 2001.

4. A decrease in the amount of "Deferred electric service costs" associated with ACE's Basic Generation Service because (i) for ratemaking purposes, the total return earned on the stranded costs of ACE is less than the total return earned on the generation rate base of ACE's divested plants, and
     (ii) there is a net reduction in the operating expenses associated with supplying ACE's load, which results in a related reduction in the operating expenses deferred. For additional information, see "Basic Generation Service" in Note 10 to the Consolidated Financial Statements included in
     Item 8 of Part II of Conectiv's 2001 Annual Report on Form 10-K.

5. A decrease in "Interest charges" as a result of retirement of debt due to the sale of certain electric generating plants.

6. A decrease in income taxes due to the decrease in income before income taxes.


Adjustments to the Consolidated Balance Sheet

1. A net increase to "Cash and cash equivalents" primarily as a result of net proceeds received from the sale of certain electric generating plants, less cash used for the retirement of short-term and long-term debt.

2. Net decreases in "Fuel" and "Materials and supplies" inventories, "Funds held by trustee," "Property, plant and equipment," and "Other" within "Deferred Charges and Other Assets," as a result of the sale of certain electric generating plants.

3. A decrease in "Recoverable stranded costs, net" due to an expected net gain on ACE's interests in Conemaugh and Keystone Stations, which, along with ACE's B.L. England Station and ACE's former interests in nuclear electric generating plants, are subject to stranded cost recovery.

4. Decreases to "Short-term debt" and "Long-term debt" because the proceeds from the sale of ACE's fossil fuel-fired electric generating plants were assumed to be used to repay short-term and long-term debt, after considering expected debt retirement costs and tax payments on the gain on the sale of the electric generating plants.

5. Changes to "Taxes Accrued", "Deferred income taxes, net," "Deferred investment tax credits," and "Other" within "Deferred Credits and Other Liabilities" as a result of the sale of certain electric generating plants.

6. A gain on the Deepwater electric generating plant, primarily due to depreciation subsequent to the 1999 write-down associated with discontinuing the application of SFAS No. 71 to ACE's electric generation business, and the recognition of unamortized deferred investment tax credits was credited to retained earnings.

                                    CONECTIV
              UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 2001

                                                                      Reported            Adjustments             Pro Forma
                                                                  -----------------    -------------------     -----------------
                                                                                      (Dollars in Thousands)
OPERATING REVENUES
     Electric                                                          $ 3,538,653              $ (70,329) (1)      $ 3,468,324
     Gains on sales of electric generating plants                          297,140                                      297,140
     Gas                                                                 1,466,467                                    1,466,467
     Other services                                                        487,795                                      487,795
                                                                  -----------------    -------------------     -----------------
                                                                         5,790,055                (70,329)            5,719,726
                                                                  -----------------    -------------------     -----------------
OPERATING EXPENSES
     Electric fuel and purchased energy and capacity                     2,529,761                 74,671  (2)        2,604,432
     Gas purchased                                                       1,431,998                                    1,431,998
     Other services' cost of sales                                         410,169                      -               410,169
     Operation and maintenance                                             499,227               (100,091) (3)          399,136
     Depreciation and amortization                                         228,503                (43,826) (3)          184,677
     Taxes other than income taxes                                          74,372                 (1,533) (3)           72,839
     Deferred electric service costs                                      (143,190)                45,271  (4)          (97,919)
                                                                  -----------------    -------------------     -----------------
                                                                         5,030,840                (25,508)            5,005,332
                                                                  -----------------    -------------------     -----------------
OPERATING INCOME                                                           759,215                (44,821)              714,394
                                                                  -----------------    -------------------     -----------------

OTHER INCOME                                                                61,721                      -                61,721
                                                                  -----------------    -------------------     -----------------

INTEREST EXPENSE
     Interest charges                                                      187,728                (21,029)(5)           166,699
     Capitalized interest and allowance for borrowed
        funds during construction                                          (16,534)                                     (16,534)
                                                                  -----------------    -------------------     -----------------
                                                                           171,194                (21,029)              150,165
                                                                  -----------------    -------------------     -----------------

PREFERRED STOCK DIVIDEND
     REQUIREMENTS OF SUBSIDIARIES                                           18,734                      -                18,734
                                                                  -----------------    -------------------     -----------------

INCOME BEFORE INCOME TAXES                                                 631,008                (23,792)              607,216

INCOME TAXES                                                               253,486                 (9,517) (6)          243,969
                                                                  -----------------    -------------------     -----------------

NET INCOME                                                                $377,522               ($14,275)             $363,247
                                                                  =================    ===================     =================

INCOME (LOSS) APPLICABLE TO:
        Common Stock                                                     $ 366,400              $ (11,770)            $ 354,630
        Class A common stock                                                11,122                 (2,505)                8,617
                                                                  -----------------    -------------------     -----------------
           Total                                                         $ 377,522              $ (14,275)            $ 363,247
                                                                  =================    ===================     =================

AVERAGE SHARES OUTSTANDING (000):
        Common Stock                                                        82,704                                       82,704
        Class A common stock                                                 5,742                                        5,742

Basic Income Per Average Share of
     Common Stock                                                           $ 4.43                 $(0.14)                $4.29
Diluted Income Per Average Share of                                         $ 4.41                 $(0.14)                $4.27
     Common Stock
Basic and Diluted Income Per Average
     Share of Class A Common Stock                                          $ 1.94                 $(0.44)                $1.50



                                    CONECTIV
                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                                December 31, 2001

                                                                       Reported          Adjustments            Pro Forma
                                                                    ---------------    ----------------     ------------------
                                                                                    (Dollars in Thousands)
ASSETS

Current Assets
     Cash and cash equivalents                                             $52,871            $ 20,328   (1)          $73,199
     Accounts receivable, net of allowance
        of $32,162                                                         636,404                                    636,404
     Inventories, at average cost
        Fuel (coal, oil and gas)                                            81,448             (20,331)  (2)           61,117
        Materials and supplies                                              44,604              (1,839)  (2)           42,765
     Deferred energy supply costs                                           25,525                                     25,525
     Prepayments                                                            80,188                                     80,188
                                                                    ---------------    ----------------     ------------------
                                                                           921,040              (1,842)               919,198
                                                                    ---------------    ----------------     ------------------

Investments
     Investment in leveraged leases                                         45,314                                     45,314
     Funds held by trustee                                                  12,136              (3,590)  (2)            8,546
     Other investments                                                      60,845                                     60,845
                                                                    ---------------    ----------------     ------------------
                                                                           118,295              (3,590)               114,705
                                                                    ---------------    ----------------     ------------------

Property, Plant and Equipment
     Electric generation                                                 1,067,464            (136,152)  (2)          931,312
     Electric transmission and distribution                              2,792,615              (1,007)  (2)        2,791,608
     Gas transmission and distribution                                     291,052                                    291,052
     Other electric and gas facilities                                     363,373                                    363,373
     Other property, plant, and equipment                                  181,838                                    181,838
                                                                    ---------------    ----------------     ------------------
                                                                         4,696,342            (137,159)             4,559,183
     Less: Accumulated depreciation                                      1,784,170             (19,879)  (2)        1,764,291
                                                                    ---------------    ----------------     ------------------
     Net plant in service                                                2,912,172            (117,280)             2,794,892
     Construction work-in-progress                                         584,440                                    584,440
     Goodwill, net of accumulated amortization
        of $42,817                                                         330,579                                    330,579
                                                                    ---------------    ----------------     ------------------
                                                                         3,827,191            (117,280)             3,709,911
                                                                    ---------------    ----------------     ------------------

Deferred Charges and Other Assets
     Regulatory assets:
        Recoverable stranded costs, net                                    944,529             (27,971)  (3)          916,558
        Other non-current regulatory assets                                276,659                                    276,659
     Prepaid pension costs                                                  91,891                                     91,891
     Unamortized debt expense                                               25,513                                     25,513
     License fees                                                           20,581                                     20,581
     Other                                                                  34,664               1,104   (2)           35,768
                                                                    ---------------    ----------------     ------------------
                                                                         1,393,837             (26,867)             1,366,970
                                                                    ---------------    ----------------     ------------------
Total Assets                                                            $6,260,363          $ (149,579)            $6,110,784
                                                                    ===============    ================     ==================

                                    CONECTIV
                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                                December 31, 2001


                                                                     Reported           Adjustments               Pro Forma
                                                                   --------------      ---------------      --------------------
                                                                                   (Dollars in Thousands)
CAPITALIZATION AND LIABILITIES

Current Liabilities
     Short-term debt                                                $1,039,820            $ (44,951) (4)              $994,869
     Long-term debt due within one year                                397,963             (120,001) (4)               277,962
     Variable rate demand bonds                                        158,430                                         158,430
     Accounts payable                                                  351,382                                         351,382
     Taxes accrued                                                       4,081               20,328  (5)                24,409
     Derivative instruments                                             87,876                                          87,876
     Other current liabilities                                         197,109                                         197,109
                                                                  --------------      ---------------       --------------------
                                                                     2,236,661             (144,624)                 2,092,037
                                                                  --------------      ---------------       --------------------

Deferred Credits and Other Liabilities
     Other postretirement benefits obligation                           89,836                                          89,836
     Deferred income taxes, net                                        843,039                 (718) (5)               842,321
     Deferred investment tax credits                                    49,542               (7,114) (5)                42,428
     Regulatory liability for New Jersey income tax benefit             49,262                                          49,262
     Above-market purchased energy contracts
        and other electric restructuring liabilities                    85,326                                          85,326
     Derivative instruments                                             28,852                                          28,852
     Other                                                              43,736               (4,648) (5)                39,088
                                                                  --------------      ---------------       --------------------
                                                                     1,189,593              (12,480)                 1,177,113
                                                                  --------------      ---------------       --------------------

Capitalization
     Common stock: $0.01 per share par value;
        150,000,000 shares authorized; shares outstanding - -
        82,957,613 actual and pro forma                                    830                                             830
     Class A common stock, $0.01 per share par value;
        10,000,000 shares authorized; shares outstanding - -
        5,742,315 actual and pro forma                                      57                                              57
     Additional paid-in capital - - common stock                     1,027,790                                       1,027,790
     Additional paid-in capital - - Class A common stock                93,738                                          93,738
     Retained earnings                                                 209,336                7,525  (6)               216,861
     Unearned compensation                                              (1,719)                                         (1,719)
     Accumulated other comprehensive loss                              (65,931)                                        (65,931)
                                                                  --------------      ---------------       --------------------
        Total common stockholders' equity                            1,264,101                7,525                  1,271,626
     Preferred stock and securities of subsidiaries:
        Not subject to mandatory redemption                             35,813                                          35,813
        Subject to mandatory redemption                                 12,450                                          12,450
     Company obligated mandatorily redeemable preferred securities
        of subsidiary trusts holding solely company debentures         165,000                                         165,000
     Long-term debt                                                  1,356,003                                       1,356,003
     Long-term capital lease obligation                                    742                                             742
                                                                  --------------      ---------------       --------------------
                                                                     2,834,109                7,525                  2,841,634
                                                                  --------------      ---------------       --------------------



                                                                  --------------      ---------------       --------------------
Total Capitalization and Liabilities                                $6,260,363            $(149,579)                $6,110,784
                                                                  ==============      ===============          =================